Stream Communications Network Inc.

Schedule B

Quarterly Report

Third Quarter ended September 30, 2003

Supplemental Information

1.

Analysis of Expenses and Costs: see Schedule A, Financial Statements

2.

Related Party Transactions: None

3.

Summary of Securities Issued and Options Granted During the Period: see Schedule A, Notes to Financial Statements, note 8

4.

Summary of Securities as at the End of the Period: see Schedule A, Notes to Financial Statements, note 8.

5.

Directors and Officers: see Schedule A, Notes to Financial Statements, note 11